Exhibit 99.1

Concord Medical Announces Shareholder Resolutions Adopted at 2012 Annual General Meeting

BEIJING, Dec. 24, 2012 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that the following resolutions were adopted by the Company’s shareholders at its annual general meeting held in Beijing on December 22, 2012:

1.	“That the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2011 at a fee agreed by the directors be and is hereby ratified, confirmed, approved and adopted in all respects.”

2.	“That the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2012 at a fee agreed by the directors be and is hereby approved.”

3.	“That the inclusion of financial statements of fiscal year 2011 in the Company’s 2011 annual report be and is hereby ratified, confirmed, approved and adopted in all respects.”

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of September 30, 2012, the Company operated a network of 134 centers with 75 hospital partners that spanned 53 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

(+86) 10 5957-5266

adam.sun@concordmedical.com

Ms. Gloria Huang (Chinese and English)

(+86) 10 5903-6688 (ext. 639)

gloria.huang@concordmedical.com

Solebury Communications

In China:

Ms. Vickie Zhao

(+86) 10 6563-0288 (ext. 801)

CCM@soleburyir.com

In the United States:

Mr. Richard Zubek

(+1) 203-428-3230

rzubek@soleburyir.com